Exhibit 99.1

Vermilion Energy Inc. scores a "Best Workplaces in Canada" Hat Trick

CALGARY, April 19, 2012 /CNW/ - For a third year in a row, Vermilion Energy Inc. is being recognized as one of the Top 25 Best Workplaces in Canada.

Vermilion earned the 25th spot on the list (out of more than 230 companies), thanks to the outstanding programs that help set it apart and because its employees continue to consider it to be a great workplace. The ranking is a testament to the company's ability to successfully build a team of highly motivated people who work together to deliver superior results.

"In hockey, they call it a hat trick. We call it the Vermilion Way", says President & CEO Lorenzo Donadeo. "This recognition speaks to Vermilion's track record of solid performance and the exceptional level of commitment and high standards that our people set for themselves and our company."

Vermilion Energy is the only oil & gas company of its size to be included in this year's Top 25.

The competition process is based on two criteria: two-thirds of the total score comes from a survey completed by a random selection of employees, along with their open-ended comments about their organization; the remaining one-third of the score comes from an in-depth review of the organization's culture, including an evaluation of HR policies and procedures. This offers a rigorous representation of the organization from an employee perspective, and an overall portrait of the workplace culture. Together, they provide crucial data relative to the five trust-building dimensions of a great place to work®: credibility, respect, fairness, pride, and camaraderie.

About Vermilion:  Vermilion is a Calgary-based oil-leveraged producer with operations in Western Canada, Western Europe and Australia. The company also holds an 18.5% working interest in the Corrib gas field in Ireland. Vermilion's mission is to consistently deliver superior rewards to investors, employees, partners and the communities in which it operates. In addition to Vermilion's Best Workplaces in Canada ranking, the company has also been recognized as one of Alberta's Best Workplaces by Alberta Venture magazine. Together, these awards speak to the high value Vermilion places on its people, and the company's ability to attract and retain the best talent in this high demand labour market.

About the Great Place to Work® Institute: Great Place to Work® Institute is a global research and management consultancy with expertise on workplace transformation and a presence in 46 countries worldwide. Its mission is to improve society by creating better workplaces. Great Place to Work® Institute is best-known for its global Best Workplaces Program, which is produced in conjunction with prestigious media partners such as the Globe and Mail, the Financial Times and Fortune. With more than 5,500 organizations taking part in over 46 national lists across the globe, the program is the world's largest of its kind. Great Place to Work® Institute believes passionately that any company or organization can become a great place to work. Its mission is to help you do it.

%CIK: 0001293135

For further information:

Mona Jasinski, EVP, People
Suite 3500, 520 - 3rd  Avenue S.W.
Calgary, Alberta T2P 0R3
Phone:  (403) 269-4884
Fax:  (403) 476-8100
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 11:03e 19-APR-12